July 12, 2024

Jim Wu
Chief Corporate Affairs Officer
TNL Mediagene
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168

       Re: TNL Mediagene
           Registration Statement on Form F-4
           Filed June 13, 2024
           File No. 333-280161
Dear Jim Wu:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4
Cover Page

1. We note your disclosure on pages xiii-xiv that Blue Ocean Units, Blue Ocean Class A
       Shares and Public Warrants "are currently listed on Nasdaq." Please revise here to disclose the market price of Blue Ocean's Units, Class A Shares and Public Warrants as of
       the latest practicable date. Refer to Item 501(b)(3) of Regulation S-K and Instruction 2
       thereto.
2. We note your disclosure on page 65 that "[u]pon completion of the Merger, the Sponsor will beneficially own a significant equity interest in TNL Mediagene and may take actions
       that conflict with the interests of Blue Ocean   s public shareholders."
To the extent TNL
       Mediagene will be a controlled company after the business combination, please revise the cover page to (i) clearly state as much, (ii) disclose the percentage of voting power to be held by the controlling shareholders following the business combination and (iii) if true, state that the controlling shareholders will have the ability to determine all matters
 July 12, 2024
Page 2

       requiring approval by stockholders. Additionally and if applicable, please include a standalone risk factor that addresses the risks of being a controlled company. Lastly, please revise the fifth paragraph of the cover page to disclose the ownership of TNL
       Mediagene shareholders and the Sponsor upon completion of the business combination.
Questions & Answers About the Merger and the Extraordinary General Meeting, page xiii

3. We note that page 61 as well as several other areas of the proxy statement/prospectus indicate that prior to closing, Blue Ocean and TNL Mediagene intend to enter into PIPE investments to provide additional funds of $35 million in the aggregate. Please add a question and answer to discuss the potential PIPE financing and clarify
i) the likelihood
       that the PIPE financing is secured, ii) whether and to what extent the PIPE may be a possible source of dilution for public Blue Ocean's shareholders' equity stake and voting power, iii) whether there have been any discussion to date with potential PIPE investors and iv) to the extent known, the anticipated timing as well as a summary of the material terms of such financing.
4. Please add a question and answer discussing the Sponsor earnout to include the number of shares, valuation, timeframe and conditions upon which the earnout is dependent. Please include enough information so public stockholders can clearly understand the terms and conditions of the Sponsor's earnout.
5. Please add a question and answer addressing the consideration to be received by Blue
       Ocean shareholders in the proposed business combination. Please detail the number of ordinary shares to be issued and their relative share price valuation in comparison to the shares to be exchange and provided to TNL Mediagene's shareholders, the Sponsor and, if applicable, any PIPE investor.
6. Please add a question and answer discussing the aggregate value of the consideration to be paid (or exchanged) in the business combination, as implied by the equity value of TNL
       Mediagene. In this regard, we note that the "Selected Definitions" section on page x includes a "Split Factor" definition which includes a $260 million reference and page 85 discloses a "valuation of TNL Mediagene of approximately $275 million." Please include enough information so public stockholders can clearly understand the transaction value in this proposed business combination.
Q: What happens to the funds deposited in the Trust Account after consummation of the Merger?, page xviii

7. To the extent possible, please revise to quantify the amount of funds to be used for the stated purposes. Consider adding a chart or some other presentation so public stockholders can clearly understand how the funds held in the trust account are being used in connection with this business combination.
Q: What interests do the Sponsor and the current officers and directors of Blue Ocean have . . ., page xix

8. Please revise the disclosure to include a bullet quantifying all fees and reimbursable expenses to be paid. As examples only, quantify any fees to be paid to the IPO underwriter, Needham & Company, LLC and Blue Ocean's financial advisor, Newbridge
       Securities Corporation. Additionally, please quantify the amounts outstanding under the
 July 12, 2024
Page 3

       2023 Sponsor Convertible Note, the 2024 Sponsor Promissory Note, the TNL Mediagene
       Working Capital Note and the total amount accrued for office space, utilities, administrative and support services payable to an affiliate of the Sponsor.
Summary
The Parties to the Merger
TNL Mediagene, page 1

9. We note that TNL Mediagene has reported losses and negative cash flows from its operations. Additionally, we also note that PricewaterhouseCoopers, Taiwan, TNL
       Mediagene's auditor, has included a going concern qualification in its audit report. Please revise to balance the revenue disclosure in the second to last paragraph with comparable disclosure regarding TNL Mediagene's recent net losses and going concern qualification.
The Business Combination Proposal, page 5

10. Please revise here or in another section of the summary to briefly discuss the organizational structure immediately following the business combination. Consider adding a chart or some other presentation so public stockholders can clearly understand the ownership structure between all the parties involved in the business combination.
Risk Factors, page 21

11.    We note your disclosure on page 154 that from 2022 to 2023, TNL
Mediagene
       experienced increases in expenses consisting of "employee salaries and bonuses payable .
       . . mainly due to the rising inflation." To the extent applicable, please update your risk factors to disclose how recent inflationary pressures have materially impacted your business and operations. As examples only, identify the types of inflationary pressures you are facing and how your business has been affected.
12. We note your disclosure on page 164 that TNL Mediagene is "exposed to interest rate risk." To the extent material, please revise your summary risk factors and risk factors sections to specifically identify this risk. In your risk factor disclosure, please discuss the impact of any rate increases on TNL Mediagene's operations and how its business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.
13. We note your disclosure on page 225 that TNL Mediagene has "agreed that, subject to applicable law, any action, proceeding or claim . . . relating in any way to the A&R
       Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York." We also note that the exclusive forum provision "applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please include a risk factor to discuss this exclusive forum provision and address any risks or other impacts on shareholders as a result of your exclusive forum provision, including increased costs to bring a claim and that these provisions can discourage claims or limit warrant holders ability to bring a claim in a judicial forum that they find favorable. Please also state that investors cannot waive compliance with the federal securities laws and the rules and
 July 12, 2024
Page 4

       regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Timeline of the Proposed Merger with TNL Mediagene, page 88

14. Please revise the disclosure in this section to include a more detailed description of the negotiations relating to the valuation of TNL Mediagene as a combined entity. For example, it is not clear which party proposed the initial valuation, what the initial proposal was, if and how the amount evolved throughout the negotiations (i.e. from LOI to the final amount contained in the Merger Agreement), and when agreement on the final valuation and type of consideration was reached.
15. Please provide a more detailed description of the negotiations regarding the letter of intent that was executed by Blue Ocean and TNL. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined including any negotiations regarding transaction valuation, consideration, exchange ratios, ownership percentages, etc.
16. We note that the proxy statement/prospectus contemplates a $35 million PIPE financing.
       Please revise this section to include more detail regarding any PIPE investment negotiations, including i) any preliminary discussions about the need to obtain additional financing for the combined company through PIPE investments beyond the amounts available in the trust account, ii) any terms of the financing (to include pricing) and iii) a description of any negotiations relating to any PIPE subscription agreement or marketing process undertaken to date.
Blue Ocean's Board of Directors' Reasons for the Merger, page 93

17. We note the disclosure on page 94 indicates that there are "fees and expenses associated with completing the Merger." Please revise here to identify to whom the fees and expenses will be paid, and quantify such fees and expenses. Alternatively, please add a
       Q&A to address transaction fees and expenses and how the funds in the trust account will be used in connection with the closing of the business combination.
18. Please disclose whether the Board considered the fairness opinion as one of the positive factors in approving the transaction. If not, revise to explain why not. Additionally, we note that the "Timeline of the Proposed Merger with TNL Mediagene" section on page 88 does not reference the Board's receipt or consideration of the fairness opinion or
       Newbridge's role in the proposed business combination except for Newbridge's retention on April 26, 2023. Please revise such section to discuss in greater detail Newbridge's role in the proposed transaction.
Certain Unaudited Prospective Financial Information of TNL Mediagene, page 95

19. We note your disclosure that you "have omitted the Projections for the projected fiscal year 2023 and present below the key elements of the Projections for the projected fiscal years 2024 and 2025 provided to Blue Ocean and Newbridge" due to the lapse of time. However, we also note that Newbridge used the Projections in certain financial analyses (i.e. its Discounted Cash Flow Analysis). Please revise to provide the information for 2023 and revise as applicable.
 July 12, 2024
Page 5

20. We note that TNL Mediagene's projections for the projected fiscal year 2023 appear substantially greater than the company's reported results. In this regard, based on the disclosure on page 101, TNL Mediagene projected revenues of $56.6 million for 2023 but only reported actual revenues of $35.8 million as detailed on page F-5. Please add a risk factor discussing the missed projections and any risks to investors regarding their historical use by Blue Ocean and Newbridge in their evaluation of the proposed business combination.
Interests of Certain Persons in the Merger, page 102

21. We note that Blue Ocean's board created a special committee to evaluate the proposed business combination due to Mr. Brauchli's relationships with NBM and his prior service on TNL's board. Please add a bullet addressing Mr. Brauchli's interests in this transaction via NBM. To the extent possible, please include quantification of any ownership interest in TNL due to these relationships.
TNL Mediagene's Business, page 124

22. With a view to providing investors with a complete and balanced picture of your business and revenues, please disclose here a breakdown of revenue for each of your major services. For example, it appears that you generate revenue from (i) media & branded content (including advertising, sponsored content, subscriptions and events), (ii)
       technology (including retail media, AdTech, CDP and data licensing and e-commerce)
       and (iii) digital studio (including marketing strategy, creative design and market research).
       However, it is not clear how much of these services contributes to your revenue.
TNL Mediagene   s Management   s Discussion and Analysis of Financial Condition
and Results of
Operations
Operating Efficiencies, page 154

23. We note your discussion of Adjusted EBITDA Margin. Please discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the
Compliance and
       Disclosure Interpretations on Non-GAAP Financial Measures.
Components of Results of Operations
Other Gains and Losses, page 156

24. Please tell us how you determined your characterizations of amounts as extraordinary items are appropriate or remove these statements here and throughout the filing. Refer to paragraph 87 of IAS 1.
Results of Operations, page 157

25. Please ensure that all material factors discussed in your results of operations disclosure are quantified and that the underlying reasons for each factor are fully analyzed. For example, you disclose that all three sources of revenue increased with media and branded content segment growing $4.9 million, technology segment growing $4.8 million, and digital studio segment growing $6.1 million without providing the underlying reasons for the increases. Additionally, please quantify the effects of changes in both price and volume on sales and service revenue and expense categories, where appropriate. Refer to
 July 12, 2024
Page 6

       Item 5 of Form 20-F.
Unaudited Pro Forma Condensed Combined Financial Information
TNL Mediagene's Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31,
2023, page 180

26. Please disclose the number of authorized, issued and outstanding TNL Mediagene shares on a historical and pro forma basis (under each scenario). Also, reconcile between the historical and pro forma amounts presented.
Certain Relationships and Related Party Transactions - Blue Ocean
Administrative Support Agreement, page 206

27. Please revise here to identify the "affiliate of the Sponsor" disclosed here as receiving up to "$10,000 per month for office space and secretarial and administrative support." Additionally, please discuss this entity's relationship to your Sponsor or the company's officers and directors.
Material U.S. Federal Income Tax Considerations, page 208

28. We note your disclosure on pages 209 and 217 that the disclosure regarding federal income tax considerations "IS FOR INFORMATIONAL PURPOSES ONLY." Please delete these limitations on reliance as investors are entitled to rely upon the provided tax
       opinions. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 dated October 14, 2011.
U.S. Federal Income Tax Considerations of the Merger to U.S. Holders Characterization of the Merger as a Tax-Free Reorganization under Section 368(a) of the Code, page 209

29. We note your discussion of U.S. federal tax consequences of the merger in this section.
       Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. In this regard, we note the tax consequences discussed here relate to the merger being a tax-free reorganization under
       Section 368 of the Code. Please file the required tax opinion and revise your disclosure to state clearly that the disclosure in the tax consequences sections of the prospectus is the opinion of counsel. Refer to Section III.A.2 of Staff Legal Bulletin No. 19 dated October
       14, 2011. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the
       transaction, counsel may issue a    should    or    more likely than not
   opinion to make clear
       that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain
       clearly why it cannot give a    will    opinion. Refer to Sections
III.C.1, III.C.2 and III.C.4
       of Staff Legal Bulletin No. 19 dated October 14, 2011.
Beneficial Ownership of Securities, page 239

30. Please disclose the natural person(s) who have voting and/or investment control over the shares held by Glazer Capital LLC and W.R. Berkley Corp.
 July 12, 2024
Page 7
Exhibits

31. Please file a consent by Newbridge Securities Corporation. Refer to Rule 436 of the
       Securities Act of 1933.
32. We note that the "Management Following the Merger" section on page 196 discloses and identifies a number of new directors. Please file the applicable consents. Refer to Rule
       438 of the Securities Act of 1933.
General

33. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, if applicable, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign
       Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
34.    We note your reference to a "minimum cash balance requirement" on page
90. However,
       this requirement does not appear to be discussed or otherwise referenced within the proxy statement/prospectus. Please revise or advise. To the extent applicable, please include a question and answer discussing this condition and the company's plans to satisfy such condition, i.e. potential PIPE financing, etc.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,
 July 12, 2024
Page 8

                        Division of Corporation Finance
                        Office of Trade & Services
cc:   Jesse Gillespie